

December 12, 2024

Or Eisenberg
Chief Financial Officer
NeuroSense Therapeutics Ltd.
11 HaMenofim Street, Building B
Herzliya 4672562 Israel

>   **Re: NeuroSense Therapeutics Ltd.**
>   **Registration Statement on Form F-3**
>   **Filed December 6, 2024**
>   **File No. 333-283656**

Dear Or Eisenberg:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Gary M. Emmanuel, Esq.